FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

SIGNATURES
PRESS RELEASE — Athens, 20 February 2003
Group income statement
Group commission income
Group trading gains
Group loans
Own used property revaluation — set off against revaluation losses in trading portfolio
Group key ratios
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant) Apostolos Tamvakakis Deputy Governor

Date: 20th February, 2003

NATIONAL BANK OF GREECE

PRESS RELEASE

2002 Results

Athens, 20 February 2003

     National Bank of Greece announced today the results of the Group and the parent company for the financial year ended 31 December 2002.

     The Group reported a profit before tax and minority interests of €349.8 million for 2002, down 49.9% compared with 2001. This is mainly due to the substantial decline in trading gains, which during 2002 dropped to €83.2 million compared with €390.2 million in 2001. The 2002 result was further burdened by the one-off cost of the voluntary early retirement programme for NBG and ETEBA staff, which totalled €28.5 million. The decline in profits before taking into account this exceptional item is contained to 45.8%.

     For the same reasons, the profit before tax of the parent Bank amounted to €296.7 million, compared with €647.5 million in 2001.

     Notwithstanding the adverse financial market conditions, the Group’s operating profit is continuing to improve substantially. This improvement reflects the following:

•	Net interest income for the Group was up 6.5% year-on-year (2002: €1 183.3 million, 2001: €1 111.0 million). This increase reflects the positive trend of net interest income arising from the improved asset mix of the Bank, which was especially evident during 2002 Q4, when interest income was up €6.3 million on the third quarter (up 8.4% on an annualized basis).

•	The Group’s net interest margin stood at 243 basis points.

•	Commission income for the Group was marginally higher compared with the prior year (2002: €374.5 million, 2001: €371.3 million), despite the continued decline in capital market related commissions.

•	Foreign subsidiaries and branches made a larger contribution to the Group’s profit, which, before trading gains, amounted to 25% in 2002.

     As a result of the above, there has been continued improvement in the quality of the sources of Group income. Profit from operating activities accounted for 95% of total income in 2002, compared with 79.6% in 2001, thus creating a solid base of recurring revenue that will constitute the core of the Group’s profits in the years to come. More specifically, interest income represents 72% of the Group’s total income (2001: 58%).

     The persistent effort to contain operating costs, which increased marginally by 2.4% compared with the previous year, had a positive impact on the Group’s profitability. The Bank’s management considers this issue to be very important and expects cost containment to benefit profits in the coming quarters.

     Specifically, during 2002, staff costs fell for the first time (down 0.5% on the previous year). The completion of the voluntary early retirement plan for NBG and ETEBA staff resulted in the departure of 725 employees in 2002. The cost of the plan amounted to approximately €28.5 million, whereas the corresponding annual wage cost for the departing personnel would have been in excess of €40 million. During the same period, 190 employees left NBG through attrition. The same policy was implemented with success by the Bank’s foreign branches and subsidiaries, resulting in the departure of a further 610 employees.

     As a result of the above plans in Greece and abroad, and despite the expansion of the Group in the USA (acquisition of Yonkers) and in the Balkans, the total number of employees decreased by approximately 6% during the year. This is expected to positively influence staff costs and the efficiency of the Group in the following quarters.

     The Group’s loan and corporate bond book for 2002 increased by 7.8% on an annual basis, totalling €23.1 billion. Retail banking, which includes credit to professionals, continues to grow dynamically, representing 44% of the Group’s loan portfolio at the end of 2002, compared with 38% at the end of 2001. The corresponding figure for the Bank stood at 47% of total loans at the end of 2002. This trend reflects management’s strategy to increase loans as a percentage of total assets and to improve the loans-to-deposits ratio.

     Specifically, there was a 25% increase in consumer credit balances (credit cards, consumer and personal loans) in 2002. Growth in mortgage credit was 23%, which, considering the substantial level of repayments arising from a relatively seasoned portfolio, is very satisfactory. The Bank’s initiative in professional credit is also generating impressive results, as the relevant portfolio grew by 35% in the last eight months of 2002.

     Regarding corporate credit, the Bank continues its cautious policy regarding further expansion in funding large enterprises. On the other hand, loan balances to medium sized companies have increased by 15% in 2002 as a result of the Group’s sustained efforts to expand its market share in this sector.

     Despite the substantial growth of the loan portfolio its high quality has been maintained. Non-performing loans after provisions represent 2% of the total portfolio, compared with 2.1% in 2001 while the residual amount is fully collateralized. Regarding the quality of the mortgage portfolio, it should be noted that over the past four years new non-performing loans, cumulatively, represented only 0.8% of the related disbursements for the period. Furthermore, during the same four years, the impressive €1 800 million increase in consumer credit balances led to an increase of just €35 million in non-performing loans.

     During 2002, own used property of the Bank was revalued in line with statutorily determined property prices. The revaluation gain, totalling €211.8 million, which does not fully reflect the market value, was set off against valuation losses of €211.3 million of trading securities (equities, bonds and mutual fund units). This move was deemed necessary in view of the forthcoming adoption of International Financial Reporting Standards in 2003, and resulted in the full elimination of all valuation losses in the Group’s trading securities.

     The Group’s deposits remained unchanged despite the decline in time deposits by 11% in 2002, which was offset by the 4.9% growth in savings deposits. This reflects the Bank’s leading position in the Greek banking market.

     In 2002 the Group’s efficiency ratio rose to 71.7% compared with 69.4% in 2001 and was influenced negatively by the decrease in trading gains. It should be noted, however, that if trading gains are excluded, the Group’s efficiency ratio shows a marginal improvement on 2001 (2002:75.5%, 2001:75.9%), and it declined substantially during the year from 78.4% in Q1 to 73.7% in Q4. For 2002, the Group’s pre-tax return on average equity stood at 14.3% (2001: 27.1%) while the Group’s return on average assets stood at 0.66% (2001: 1.40%).

     The Group’s capital adequacy ratio remains at a high level. At the end of 2002, based on provisional data, the Tier I Capital Ratio is estimated to be 7.4% and the Total Capital Ratio 10.4%.

     Given the Bank’s performance in 2002, the management will propose to the AGM a dividend of €0.45 per share, compared with last year’s dividend of €1.1 per share. The total dividend pay-out amounts to €104.3 million compared with €250.9 million in 2001. On the basis of the closing price on 19 February 2003, the dividend proposed is equivalent to an annualized return of 3.7%.

Group income statement

million €	31.12.02	31.12.01	±%	4Q.02	3Q.02	±%	2Q.02	1Q.02

Net interest income	1183.3	1 111.0	+6.5%	308.0	301.7	+2.1%	298.9	274.7
Dividend income	20.0	39.9	-49.9%	3.5	5.3	-34.0%	7.0	4.2
Net commission income	333.9	338.2	-1.3%	87.3	80.6	+8.3%	85.7	80.3
Other operating income	28.7	33.6	-14.6%	7.2	5.8	+24.1%	7.2	8.5

Operating income	1 565.9	1 522.7	+2.8%	406.0	393.4	+3.2%	398.8	367.7
Trading gains	83.2	390.2	-78.7%	23.5	(10.7)	-319.6%	2.3	68.1

Total income	1 649.1	1 912.9	-13.8%	429.5	382.7	+12.2%	401.1	435.8
Staff costs	(717.8)	(721.5)	-0.5%	(177.8)	(175.7)	+1.2%	(186.8)	(177.5)
Administrative & other expenses	(314.2)	(295.9)	+6.2%	(86.8)	(76.8)	+13.0%	(78.5)	(72.1)
Depreciation	(150.9)	(138.0)	+9.3%	(34.6)	(39.2)	-11.7%	(38.5)	(38.6)
Provisions	(144.6)	(174.8)	-17.3%	(37.1)	(35.7)	+3.9%	(34.5)	(37.3)
Extraordinary income	31.3	125.5	-75.1%	(17.2)	(10.0)	+72.0%	30.9	27.6

Profit before tax and minorities	352.9	708.2	-50.2%	76.0	45.3	+67.8%	93.7	137.9
Minority interests	(3.1)	(9.6)	-67.7%	(2.6)	2.3	-213.0%	(1.1)	(1.7)

Profit before tax	349.8	698.6	-49.9%	73.4	47.6	+54.2%	92.6	136.2
Tax	(136.6)	(214.8)	-36.4%

Profit after tax	213.2	483.8	-55.9%

Group commission income

million €	31.12.02	31.12.01	±%	4Q.02	3Q.02	±%	2Q.02	1Q.02

Retail (1)	139.2	121.8	+14.3%	36.0	39.5	-8.9%	35.0	28.7
Corporate(2)	60.4	61.3	-1.5%	16.3	11.7	+39.3%	15.8	16.6
Asset management	28.1	28.2	-0.4%	6.2	6.9	-10.1%	7.4	7.6
Other (3)	103.7	99.3	+4.4%	28.2	26.3	+7.2%	23.9	25.3

	331.4	310.6	+6.7%	86.7	84.4	+2.7%	82.1	78.2
Investment and capital markets (4)	43.1	60.7	-29.0%	13.6	10.2	+33.3%	9.3	10.0

Total	374.5	371.3	+0.9%	100.3	94.6	+6.0%	91.4	88.2

(1)	Commissions on mortgages and consumer loans, credit cards, retail deposit account charges and telecommunication duties.

(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3)	Commissions on money transfers, foreign exchange transactions and other intermediation.

(4)	Commissions on custodian services, brokerage and investment banking fees.

Group trading gains

million €	31.12.02	31.12.01	±%	4Q.02	3Q.02	±%	2Q.02	1Q.02

Bond trading and hedging	84.7	292.5	-71.0%	25.0	(6.8)	-468%	(4.3)	70.8
FX trading	28.2	35.6	-20.8%	1.7	16.5	-89.7%	1.7	8.3
Equity trading	2.3	64.9	-96.5%	(1.7)	(5.6)	-69.6%	9.7	(0.1)
Income from derivatives trading	(7.9)	(2.8)	+182%	1.5	(3.6)	-142%	(3.7)	(2.1)
Equity method investments	(24.1)			(3.0)	(11.2)	-73.2%	(1.1)	(8.8)

Total Group	83.2	390.2	-78.7%	23.5	(10.7)	-320%	2.3	68.1

Group loans

million €	31.12.02	31.12.01	±yoy%

Portfolios:
Corporate loans	11 448.7	11 832.7	-3.2%
Professional credit	532.0	394.0	+35.0%
Consumer loans	1 463.4	1 214.3	+20.5%
Credit cards	1 046.7	795.0	+31.7%
Mortgages	5 900.5	4 800.1	+22.9%

Total loans	20 391.3	19 036.1	+7.1%
Corporate bonds	2 667.9	2 352.9	+13.4%

Total loans & corporate bonds
(before provisions)	23 059.2	21 389.0	+7.8%
Provisions	(1 012.0)	(1 009.4)	+0.3%

Total loans & corporate bonds	22 047.2	20 379.6	+8.2%

Loans breakdown:
Performing loans	18 964.9	17 630.4	+7.6%
Non-performing loans (1)	1 426.4	1 405.7	+1.5%

Total	20 391.3	19 036.1	+7.1%

Loan portfolio ratios:
NPLs/Gross loans	7.0%	7.4%
Net NPLs/Gross loans	2.0%	2.1%
Provision coverage	70.9%	71.8%

(1)	Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Commercial and mortgage loans are classified as non-performing after 180 days.

Own used property revaluation — set off against revaluation losses in trading portfolio

million €	31.12.02

Revaluation surplus in properties	211.8
Revaluation losses in:
Shares	(152.6)
Bonds and T-Bills	(23.0)
Mutual Fund units	(35.7)

(211.3)

Group key ratios

	2002	2001

Net interest margin	2.43%	2.43%
Return on average assets (ROAA)	0.66%	1.40%
Return on average equity (ROAE)	8.71%	18.7%
Efficiency (cost: income)	71.7%	60.4%
Efficiency (adjusted for trading gains)	75.5%	75.9%
Earnings per share	€0.93	€2.12

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
(Amounts in thousand euro)

ASSETS	31.12.2002			31.12.2001

1. Cash in hand, balances with central banks			857,521			2,481,917
2. Treasury bills and other bills eligible for refinancing with central banks			131,773			180,493
3. Due from financial institutions
(a) Repayable on demand		72,473			74,392
(b) Other loans and advances		5,771,727	5,844,200		7,465,881	7,540,273

3A. Reverse Repos			4,781,173			1,963,819
4. Loans and advances to customers		20,607,528			19,251,803
Less: Provisions for doubtful debts		(1,012,032)	19,595,496		(1,009,423)	18,242,380

5. Debt securities including fixed-income securities
(a) Government		15,167,019			13,749,180
(b1) Corporates		2,667,858			2,352,867
(b2) Other issuers		1,107,593	18,942,470		819,517	16,921,564

6. Shares and other variable-yield securities			402,441			933,924
7. Participating interests			318,051			328,602
8. Shares in affiliated undertakings			917,462			814,650
9. Intangible assets
(a) Establishment and formation expenses		7,782			6,601
(b) Goodwill		34,419			4,115
(c) Other intangible assets		371,934			241,475
Less: Accumulated amortisation of intangible assets		(134,295)	279,840		(127,976)	124,215

10. Tangible assets
(a) Land		289,664			210,922
(b) Buildings	556,597			391,247
Less: Accumulated depreciation of buildings	(236,601)	319,996		(222,050)	169,197

(c) Furniture, electronic & other equipment	402,249			374,835
Less: Accumulated depreciation of furnitures, electronic & other equipment	(267,043)	135,206		(228,037)	146,798

(d) Other tangible assets	230,040			175,446
Less: Accumulated depreciation of other tangible assets	(90,313)	139,727		(75,005)	100,441

(e) Fixed assets under construction and advances		65,444	950,037		39,184	666,542

12. Own shares			168,730			191,961
13. Other assets			574,632			2,101,300
14. Prepayments and accrued income			331,866			348,430

TOTAL ASSETS			54,095,692			52,840,070

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		156,183			141,789
(b) Time and at notice		4,039,418	4,195,601		3,178,110	3,319,899

2. Amounts owed to customers
(a) Deposits		37,372,073			38,082,285
(b) Other liabilities		197,995			386,281
(c) Repos		7,231,368	44,801,436		6,344,045	44,812,611

3. Debts evidenced by certificates
(a) Debt securities in issue		7,439			1,673
(b) Other		28,586	36,025		84,811	86,484

4. Other liabilities			1,403,755			1,516,901
5. Accruals and deferred income			272,788			260,731
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		24,779			22,813
(b) Provisions for taxation		4,880			4,266
(c) Other provisions		14,047	43,706		23,106	50,185

6A. Provisions for general banking risks			7,941			9,474
7. Subordinated liabilities			750,000			205,378
Equity:
8. Paid-up capital		1,043,419			1,026,362
9. Share premium account		32,393			35,971
10. Reserves
(a) Statutory reserve	188,273			171,528
(b) Extraordinary reserves	119,387			95,640
(c) Tax-exempt reserves	875,207			930,563
(d) Own shares reserve	1,387	1,184,254		1,387	1,199,118

11. Fixed asset revaluation reserve		100,760			91,822
11a. Fixed asset investment subsidy		500			742
12. Retained earnings		338,674			343,733
13. Consolidation differences		(146,886)			(340,340)
14. Minority interests		31,326	2,584,440		220,999	2,578,407

TOTAL LIABILITIES			54,095,692			52,840,070

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			23,230,000			17,434,951
2. Commitments arising on sale and repurchase agreements			8,438			5,165
3. Other off-balance sheet items
(a) Items in custody and safekeeping		5,041,405			7,336,414
(b) Commitments from bilateral contracts		11,865,086			22,191,694
(c) Credit memo accounts		12,615,642	29,522,133		11,529,140	41,057,248

TOTAL OFF-BALANCE SHEET ITEMS			52,760,571			58,497,364

NOTES:

A)	The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following financial sector companies: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) “National” Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) “National” Mutual Fund Management S.A., 8) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 9) “National” Management and Organization Co., 10) “Ethniki” Leasing S.A., 11) “National” Regional Development Co. of Nothern Greece S.A. Venture Capital, 12) NBG International Ltd, 13) NBG Finance plc, 14) National Securities Co (Cyprus Ltd), 15) Interlease AD (Sofia), 16) NBG Balkan Fund Ltd, 17) NBG Greek Fund Ltd, 18) ETEVA Bulgaria AD, 19) ETEVA Emerging Markets Fund Ltd, 20) ETEVA Estate Fund Ltd, 21) ETEVA Venture Capital Management Company Ltd, 22) ETEVA Romania S.A., 23) “Ethniki” Venture Capital Management S.A., 24) Stopanska Banka AD Skopje, 25) United Bulgarian Bank, 26) ETEBA Advisory S R L, 27) NBG International Inc., 28) NBG Private Equity Ltd, 29) NBG Bancassurance Insurance Brokers S.A., 30) NBG Management Services Ltd, 31) NBG International Jersey Ltd, 32) NBG Luxembourg Holding S.A., 33) NBG Luxfinance Holding S.A., 34) NBG Asset Management S.A.S., 35) NBG International Asset Management S.A.S., 36) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 31.12.2001, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously fully consolidated, was included in the consolidated financial statements of 31.12.2002 with the equity method of accounting. Also, the companies referred to under items 32, 33, 34 and 35 above were consolidated for the first time on 30.6.2002, while the company referred to under item 36 is consolidated for the first time as at 31.12.2002 .

B)	All fixed assets of the Group are free of any liens or encumbrances as at 31.12.2002.

C)	Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to € 211 831 thousand and was set off against the valuation losses of the Bank ´s trading portfolio amounting to € 211 299 thousand.

D)	The number of persons employed by the Group as at 31.12.2002 was 20 146.

E)	The accounting principles applied by the Group are the same as those of the preceding accounting period.

F)	The fair value of the Group ´s investment portfolio is lower than its historical cost, by approximately € 359 million. This difference relates to non-financial sector subsidiaries and affiliates, which were not included in the consolidated financial statements of the NBG Group. In view of the adoption of the International Financial Reporting Standards as of 31.12.2003, these companies will be included in the consolidated financial statements and the above difference, which mainly represents Goodwill, will be calculated in accordance with the rules of the applicable Standard and the required adjustments, if any, will be accounted for through the transition account. On this basis, a provision against consolidated income is not considered necessary.

G)	Certain amounts of the comparative balance sheet and income statement have been reclassified so as to be comparable with the respective amounts reported in 2002.

H)	The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 31.12.2002.

I)	Pursuant to the provisions of Article 29 of Law 3091/2002, half of the merger differences, which in total amounted to € 255 494 thousand, were set off against tax exempt reserves.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
(Amounts in thousand euro)

PROFIT AND LOSS ACCOUNT	31.12.2002			31.12.2001

PROFIT AND LOSS ACCOUNT
1. Interest receivable and similar income
- Interest income from fixed-income securities	752,706			806,031
- Other interest and similar income	2,046,009	2,798,715		2,530,834	3,336,865

2. Interest payable and similar charges		(1,615,394)	1,183,321		(2,225,854)	1,111,011

3. Income from securities
(a) Income from shares and other variable-yield securities	9,869			23,301
(b) Income from participating interests	8,034			8,193
(c) Income from shares in affiliated undertakings	2,136	20,039		8,390	39,884

4. Commissions receivable		374,520	394,559		371,252	411,136

			1,577,880			1,522,147
5. Commissions payable			(40,708)			(33,005)

			1,537,172			1,489,142
6. Net profit on financial operations		83,211			390,201
7. Other operating income		28,684	111,895		33,590	423,791

Total income			1,649,067			1,912,933
8. General administrative expenses
(a) Staff costs
- Wages and salaries	(486,578)			(489,488)
- Social security costs	(158,788)			(159,619)
- Other charges	(72,410)	(717,776)		(72,392)	(721,499)

(b) Other administrative expenses
- Taxes and duties	(42,420)			(42,645)
- Service fees	(121,156)			(115,552)
- Other fees to third parties	(136,178)	(299,754)	(1,017,530)	(124,869)	(283,066)	(1,004,565)

			631,537			908,368
9. Fixed assets depreciation		(150,889)			(138,028)
10. Other operating charges		(14,440)	(165,329)		(12,867)	(150,895)

Profit on ordinary activities before provisions			466,208			757,473
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(144,634)			(174,835)

Profit on ordinary activities before tax			321,574			582,638
15. Extraordinary income		42,334			48,765
16. Extraordinary charges		(46,499)			(17,046)
17. Extraordinary profit		35,477	31,312		93,811	125,530

18. Profit before tax and minority interests			352,886			708,168
Minority interests			(3,067)			(9,518)

Profit before tax			349,819			698,650
Taxes
- Income Tax		(112,163)			(209,726)
	- Other taxes not included in operating expenses	(9,682)			(4,351)
- Differences in tax obligations from previous periods		(15,307)			(4,661)
- Minority taxes		581	(136,571)		3,907	(214,831)

Group profit after tax			213,248			483,819

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders of National Bank of Greece S.A.

     We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 “For Societes Anonymes” of the 9th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto of the National Bank of Greece S.A Group of companies for the year ended 31 December 2002. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors, and we agreed the contents of the Directors’ Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 12,3% of consolidated total assets and 13,9% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extend they relate to the amounts included in the consolidated Financial Statements. In our opinion, after taking into account notes (c) and (f) to the consolidated Balance Sheet, the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2002.

Athens, 20 February 2003
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS	VASSILIOS D. PAPAGEORGAKOPOULOS	GEORGIOS D. KAMBANIS
Reg. No 10991	Reg. No 11681	Reg. No 10761

SOL S.A. CPA		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
(Amounts in thousand euro)

ASSETS	31.12.2002			31.12.2001

1. Cash in hand, balances with central banks			665,799			2,101,059
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			100,677			129,487
3. Loans and advances to credit institutions
(a) Repayable on demand		27,323			6,954
(b) Other loans and advances		5,507,254	5,534,577		7,655,248	7,662,202

3A. Reverse Repos			4,410,915			1,990,673
4. Loans and advances to customers		18,147,466			16,388,184
Less: Provisions for doubtful debts		(837,966)	17,309,500		(783,867)	15,604,317

5. Debt securities including fixed-income securities:
(a) Government		14,849,648			12,941,197
(b1) Corporates		2,543,507			1,907,953
(b2) Other issuers		38,776	17,431,931		249,944	15,099,094

6. Shares and other variable-yield securities			289,288			551,961
7. Participating interests			302,962			296,334
8. Shares in affiliated undertakings			1,543,384			1,668,579
9. Intangible assets
(a) Establishment and formation expenses		5,776			3,836
(c) Other intangible assets		320,593			204,935
Less: Accumulated amortisation of intangible assets		(117,029)	209,340		(108,582)	100,189

10. Tangible assets
(a) Land		258,059			169,810
(b) Buildings	435,649			261,849
Less: Accumulated depreciation of buildings	(211,011)	224,638		(189,276)	72,573

(c) Furniture, electronic & other equipment	258,784			246,601
Less: Accumulated depreciation of furniture, electronic & other equipment	(188,929)	69,855		(162,751)	83,850

(d) Other tangible assets	10,214			9,662
Less: Accumulated depreciation of other tangible assets	(6,664)	3,550		(6,093)	3,569

(e) Fixed assets under construction and advances		24,310	580,412		23,330	353,132

12. Own shares			1,387			1,387
13. Other assets			479,216			1,975,872
14. Prepayments and accrued income			301,895			312,253

TOTAL ASSETS			49,161,283			47,846,539

LIABILITIES	31.12.2002			31.12.2001

1. Amounts owed to credit institutions
(a) Repayable on demand		160,218			143,066
(b) Time and at notice		3,262,500	3,422,718		2,983,551	3,126,617

2. Amounts owed to customers
(a) Deposits		33,932,708			34,301,085
(b) Other debts		176,773			359,600
(c) Repos		7,336,241	41,445,722		5,873,273	40,533,958

3. Debts evidenced by certificates:
(a) Debt securities in issue		1,523			1,710
(b) Other		28,586	30,109		51,630	53,340

4. Other liabilities			887,912			1,396,515
5. Accruals and deferred income			245,054			224,957
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations		4,260			1,533
(b) Provisions for taxation		4,763			3,858
(c) Other provisions		10,106	19,129		9,782	15,173

6A. Provisions for general banking risks			7,482			6,894
7. Subordinated liabilities			750,000			223,344
Equity:
8. Paid-up capital		1,043,419			1,026,362
9. Share premium account		32,393			35,971
10. Reserves
(a) Statutory reserve	163,674			142,264
(b) Extraordinary reserves	108,191			62,556
(c) Tax-exempt reserves	684,087			724,070
(d) Own shares reserve	1,387	957,339		1,387	930,277

11. Fixed assets revaluation reserve		96,836			86,373
11a. Fixed asset investment subsidy		—			242
12. Retained earnings		223,170	2,353,157		186,516	2,265,741

TOTAL LIABILITIES			49,161,283			47,846,539

OFF-BALANCE SHEET ITEMS			31.12.2002			31.12.2001
1. Contingent liabilities			23,001,933			17,394,946
2. Commitments arising on sale and repurchase agreements			—			148
3. Other off-balance sheet items
(a) Items in custody and safekeeping		2,496,433			4,470,714
(b) Commitments from bilateral contracts		11,668,587			20,861,737
(c) Credit memo accounts		11,811,796	25,976,816		10,432,198	35,764,649

TOTAL OFF-BALANCE SHEET ITEMS			48,978,749			53,159,743

Notes:

1.	Pursuant to the provisions of article 28 of Law 3091/2002, land and buildings owned and used by the Bank were revalued to their statutorily determined property prices as at 31.12.2002. The revaluation surplus thus arising amounted to € 211 831 thousand and was set off against the valuation losses of the Bank ´s trading portfolio amounting to € 211 299 thousand.

2.	The fair value of the Bank ´s investment portfolio is lower than its historical cost, by approximately € 238 million, which relates to subsidiaries and affiliates. In view of the adoption of the International Financial Reporting Standards as of 31.12.2003, the Bank will carry its interests in subsidiaries and affiliates at cost. On this basis, a provision against income is not considered necessary.

3.	All fixed assets of the Bank are free of any liens or encumbrances as at 31.12.2002.

4.	The number of persons employed by the Bank in Greece and abroad as at 31.12.2002 was 14 707.

5.	According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

6.	The financial statements of the Bank as at 31.12.2002 include the financial position of ETEBA S.A. and NBG France following their merger with the Bank on 20.12.2002 and on 5.12.2002 respectively, in accordance with the provisions of Law 2515/1997.

7.	Pursuant to the provisions of Article 29 of Law 3091/2002, half of the merger differences, which in total amounted to € 255 494 thousand, were set off against tax exempt reserves.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2002
(Amounts in thousand euro)

PROFIT AND LOSS ACCOUNT	31.12.2002			31.12.2001

1. Interest receivable and similar income
- Interest income from fixed-income securities	696,433			705,341
- Other interest and similar income	1,795,737	2,492,170		2,256,988	2,962,329

2. Interest payable and similar charges		(1,523,065)	969,105		(2,065,171)	897,158
3. Income from securities
(a) Income from shares and other variable-yield securities	7,998			11,274
(b) Income from participating interests	8,034			5,623
(c) Income from shares in affiliated undertakings	18,435	34,467		51,592	68,489

4. Commissions receivable		266,672	301,139		271,744	340,233

			1,270,244			1,237,391
5. Commissions payable			(56,544)			(47,281)

			1,213,700			1,190,110
6. Net profit on financial operations		96,869			352,380
7. Other operating income		13,948	110,817		15,714	368,094

Total income			1,324,517			1,558,204
8. General administrative expenses
(a) Staff costs
- Wages and salaries	(398,401)			(392,218)
- Social security costs	(148,063)			(146,257)
- Other charges	(57,241)	(603,705)		(59,151)	(597,626)

(b) Other administrative expenses
- Taxes and duties	(33,565)			(30,684)
- Service fees	(81,480)			(73,194)
- Other fees to third parties	(98,695)	(213,740)	(817,445)	(88,970)	(192,848)	(790,474)

			507,072			767,730
9. Fixed assets depreciation		(77,911)			(79,605)
10. Other operating charges		(13,636)	(91,547)		(11,636)	(91,241)

Profit on ordinary activities before provisions			415,525			676,489
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(116,000)			(117,388)

Profit on ordinary activities before tax			299,525			559,101
15. Extraordinary income		21,366			30,335
16. Extraordinary charges		(43,665)			(13,629)
17. Extraordinary profit		19,506	(2,793)		71,684	88,390

18. Profit (before tax)			296,732			647,491

APPROPRIATION ACCOUNT	31.12.2002			31.12.2001

Profit before tax			296,732			647,491
Add: Prior years’ retained earnings brought forward			202,936			67,553
Less: Prior years’ tax liabilities			(14,690)			—
Add: Distributable reserves			—			59,276

			484,978			774,320
Less:
1. Income tax			(80,616)			(174,400)
2. Other taxes not included in operating expenses			(9,131)			(3,036)

Distributable profit			395,231			596,884
Appropriation of profit:
1. Statutory reserve			9,615			22,960
2. Statutory dividend			58,983			250,888
2a. Additional dividend			45,358			-
3. Own shares reserve			—			1,387
6. Tax-exempt reserves			638			45,339
6b. Reserves taxed in a special way			52,745			72,729
7. Board of Directors’ fees			22			44
7a. Staff bonus			4,700			17,021
8. Retained earnings carried forward			223,170			186,516

			395,231			596,884

Athens, 20 February 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS’ REPORT
To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of the National Bank of Greece S.A. for the year ended 31 December 2002. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 “For Societes Anonymes” and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks, except for the matters that relate to the implementation of Articles 28 and 29 of Law 3091/2002. There was no change in the accounting policies compared with those of the previous year. We agreed the contents of the Board of Director’s Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, after taking into account notes (1) and (2) to the Balance Sheet, the above Financial Statements and notes thereto, which derive from the Bank’s books and records present the asset structure, the financial position of the Bank as at 31 December 2002 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year.

Athens, 20 February 2003
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

SPYROS D. KORONAKIS Reg. No 10991	VASSILIOS D. PAPAGEORGAKOPOULOS Reg. No 11681	GEORGIOS D. KAMBANIS Reg. No 10761

SOL S.A. CPA	DELOITTE & TOUCHE